mk

[redacted]

15045848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Grove Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 S Walnut St
(No. and Street)

Rochester (City) IL (State) 62563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Pettyjohn 217-498-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braekel, LLP
(Name – *if individual, state last, first, middle name*)

1 W Old State Capitol Plaza (Address) Springfield (City) IL (State) 62701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

P 3/4/15

OATH OR AFFIRMATION

I, Mark Pettyjohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DENISE DAWN COKER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 06-07-2017

Signature

Principal

Title

#786509

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014 and 2013

Kerber, Eck & Braeckel LLP

CPAs and Management Consultants

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014 and 2013

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying financial statements of Oak Grove Investment Services, Inc. (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Oak Grove Investment Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Oak Grove Investment Services, Inc. as of December 31, 2013, were audited by other auditors whose report dated February 24, 2014, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oak Grove Investment Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Oak Grove Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Oak Grove Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 23, 2015

Oak Grove Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 28,211	$ 22,912
Investment	5,998	5,998
Accounts receivable	13,699	28
Prepaid taxes	5,000	3,719
Other	1,939	3,927
Total current assets	54,847	36,584
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,836 in 2013 and 2014	8,130	8,130
Total assets	$ 62,977	$ 44,714
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 10,548	$ 1,028
Total current liabilities	10,548	1,028
STOCKHOLDER'S EQUITY		
Common stock - 1,000,000 shares; authorized, issued and outstanding with no par value	1,000	1,000
Additional paid-in capital	16,050	16,050
Retained earnings	35,379	26,636
Total stockholder's equity	52,429	43,686
Total liabilities and stockholder's equity	$ 62,977	$ 44,714

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF INCOME

Year Ended December 31

	2014	2013
REVENUE		
Commission income	$ 203,505	$ 303,633
Miscellaneous income	-	3,000
Sale of accounts	-	-
Interest income	24	24
Total revenue	203,529	306,657
EXPENSES		
Commissions	156,658	234,714
Rent	7,200	7,200
Management fee	6,000	6,000
Consulting fees	8,400	9,465
Licensing	1,997	1,701
Legal and accounting	4,595	4,390
Membership	6,610	3,000
Contract labor	600	3,000
Insurance bond	973	769
Health and life insurance	-	256
Bank charges	544	611
Depreciation	-	28
Advertising	94	4,651
Miscellaneous	2,215	2,260
Total expenses	195,886	278,045
Net income before income taxes	7,643	28,612
Income tax expense (benefit)	(1,100)	2,881
NET INCOME	$ 8,743	$ 25,731

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2012	$ 1,000	$ 16,050	$ 20,905	$ 37,955
Net income for the year	-	-	25,731	25,731
Dividends paid	-	-	(20,000)	(20,000)
Balance at December 31, 2013	1,000	16,050	26,636	43,686
Net income for the year	-	-	8,743	8,743
Balance at December 31, 2014	$ 1,000	$ 16,050	$ 35,379	$ 52,429

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 8,743	$ 25,731
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	-	28
Changes in certain assets and liabilities		
Accounts receivable	(13,671)	6,627
Prepaid taxes	(1,281)	(3,719)
Other current assets	1,988	(3,349)
Accounts payable and accrued expenses	9,520	(5,096)
Accrued income taxes	-	(939)
Net cash flows from operating activities	5,299	19,283
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(8,130)
Net cash used in investing activities	5,299	(8,130)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	-	(20,000)
Net cash used in financing activities	-	(20,000)
Net increase (decrease) in cash	5,299	(8,847)
Cash and cash equivalents at beginning of year	22,912	31,759
Cash and cash equivalents at end of year	$ 28,211	$ 22,912
Income taxes paid	$ 181	$ 7,539

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they are charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements. Expenditures for software development were capitalized in 2013. The software was not deployed in 2014 and no depreciation was recorded. Software is being deployed and depreciated beginning 2015.

5. Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Revenue Recognition

Commission income is recorded when all significant services related to the sale of the securities or financial products have been performed by the broker-dealer. Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures annually on October 28th and has been renewed through October 28, 2015. The rate of interest is .4%. The certificate is carried at its net liquidation value.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE C - FAIR VALUE MEASUREMENTS - continued

The fair values of the Company's investments were determined using inputs, as described above, at December 30, 2014 and 2013, as follows:

	2014	2013
Level 1		
Certificate of Deposit	$ 5,998	$ 5,998

There were no Level 2 or Level 3 investments held in 2014 or 2013.

NOTE D - INCOME TAXES

The Company prepares its tax returns on the cash basis of accounting. For 2014 and 2013, the Company had a provision for Federal income tax (benefit) of ($ 1,100) and $ 2,881, respectively. There was no Illinois income tax for either year. As of December 31, 2014, the Company had $ 16,933 in Illinois net operating loss deduction carryforwards that have originated since 2008. These operating loss carryforwards will expire from 2018 through 2033.

Oak Grove Investment Services, Inc. follows US GAAP related to accounting for uncertainty in income taxes, which sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2014 were reviewed, and it was determined that no provision for uncertain tax positions is required. The Company's income tax returns for years subsequent to 2011 are open, by statute, for review by authorities.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) of not less than $ 5,000. It also requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital (as defined) of $ 44,299 and $ 35,556, respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis.

The Company pays a monthly management fee of $ 500 to Acorn Service Group, Inc. Fees totaled $ 6,000 for the years ended December 31, 2014 and 2013. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE G - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2014 through February 23, 2015, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE H - MANAGEMENT'S PLAN FOR ONGOING OPERATIONS

Management has other entities and intends to support the NASD registered broker-dealer through these entities to the extent necessary to keep the Company adequately capitalized.

SUPPLEMENTARY INFORMATION

Oak Grove Investment Services, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2014

Firm ID: 46343

1.	Total ownership equity (o/e)		$ 52,429
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		52,429
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 15,069	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	15,069
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		37,360
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	-
10.	Net Capital		$ 37,360

Oak Grove Investment Services, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2014

Firm ID: 46343

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 703
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		32,360
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		31,360

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 10,548
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 10,548
20.	Ratio of AI/NC		.28 to 1

There are no material differences between the preceding computation and the Company's part II of form X-17A-5 as of December 31, 2014.

OAK GROVE INVESTMENT SERVICES, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Mark C. Pettyjohn, President
Oak Grove Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oak Grove Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oak Grove Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Oak Grove Investment Services, Inc. stated that Oak Grove Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Oak Grove Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Grove Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 23, 2015

Name: Oak Grove Investment Services, Inc.

Address: 207 S Walnut
Rochester, IL 62563

Telephone: (217) 498-8602

SEC Registration Number: 8-51388

FINRA Registration Number: 46343

OAK GROVE INVESTMENT SERVICES
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 3, 2015

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Oak Grove Investment Services is a broker/dealer registered with the SEC and FINRA.
- Oak Grove Investment Services claimed an exemption under paragraph (k)(1)) of Rule 15c3-3 for the fiscal year ended December 31, 2014
- Oak Grove Investment Services is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
    - ► The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
    - ► The broker's or dealer's transactions as broker (agent) are limited to:
        - ❖ The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
        - ❖ the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
        - ❖ the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and
    - ► The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.
    - ► Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.
- Oak Grove Investment Services has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Oak Grove Investment Services has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Mark Pettyjohn